#82-1669

ULTRA URANIUM CORP.

INTERIM FINANCIAL STATEMENTS

March 31, 2008

(Unaudited - Prepared by Management)

ULTRA URANIUM CORP.

March 31, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

ULTRA URANIUM CORP.
INTERIM BALANCE SHEETS

ASSETS

	March 31, 2008 (Unaudited)	December 31, 2007 (Audited)
Current		
Cash and cash equivalents	$ 2,207,103	$ 2,751,864
Amounts receivable	50,018	20,018
GST receivable	129,556	119,875
Marketable securities – Note 5	16,500	16,500
Prepaid expense	52,172	15,768
	2,455,349	2,924,025
Equipment– Note 4	11,146	11,880
Resource property costs	2,502,306	2,403,067
	$ 4,968,801	$ 5,338,972

LIABILITIES

Current		
Accounts payable and accrued liabilities	$ 379,521	$ 500,163
Due to related parties – Note 5	13,246	9,300
Loans payable	1,246	1,246
	394,013	510,709

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital – Note 3	$ 13,540,188	$ 13,540,188
Share subscriptions receivable – Note 3	(42,000)	(42,000)
Contributed surplus – Note 3	1,955,069	1,955,069
Deficit	(10,878,469)	(10,624,994)
	4,574,788	4,828,263
	$ 4,968,801	$ 5,338,972

APPROVED BY DIRECTORS:

"Raymond W. Roland" Director *"Douglas B. Brooks"* Director

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
INTERIM STATEMENT OF DEFICIT
(Unaudited - Prepared by Management)

	Three months ended March 31,	
	2008	2007
DEFICIT, BEGINNING OF THE PERIOD	$ 10,624,994	$ 7,968,419
NET LOSS	253,475	624,619
DEFICIT, END OF THE PERIOD	$ 10,878,469	$ 8,593,038

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited – Prepared by Management)

	Three months ended March 31, 2008	2007
Administrative Expenses		
Amortization	$ 734	$ 545
Consulting – Note 5	40,000	39,267
Investor relations	24,000	18,000
Bank charges and interest	2,251	5,768
Filing fees	9,798	26,234
Professional fees	7,570	52,309
Office services and expenses	68,584	9,119
Management fees	7,500	7,500
Rent – Note 7	17,158	10,500
Shareholder communications	8,035	6,411
Trade and conferences	11,620	3,455
Transfer agent	1,064	6,273
Travel & promotion	35,365	54,257
Net loss before other items	$ (233,679)	$ (239,638)
Other items		
Interest income	3,772	-
Property investigation costs	(23,568)	-
Non-cash compensation charge	-	384,981
Net loss for the period	$ (253,475)	$ (624,619)
Loss per share	$ 0.01	$ 0.06

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three months ended March 31, 2008	2007
Operating Activities		
Net loss for the period	$ (253,475)	$ (624,619)
Add (deduct) items not affecting cash:		
Amortization	734	545
Non-cash compensation charge	-	384,981
	(252,741)	(239,093)
Changes in non-cash working capital balances related to operations:		
Amounts receivable	(30,000)	-
GST receivable	(9,681)	(11,864)
Prepaid expense and advances	(36,404)	(15,045)
Accounts payable	(120,642)	(275,905)
Due to related parties	3,946	(151,370)
	(445,522)	(693,277)
Investing Activities		
Equipment purchased	-	(1,467)
Deferred exploration costs	(99,239)	(27,315)
	(99,239)	(28,782)
Financing Activities		
Issuance of common shares for cash, net	-	5,274,272
Share subscriptions receivable	-	(226,000)
	-	5,048,272
Increase (Decrease) in cash during the period	(544,761)	4,326,213
Cash, beginning of the period	2,751,864	311,740
Cash, end of the period	$ 2,207,103	$ 4,637,953

Non-cash transaction – Note 5

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the three months ended March 31, 2008
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim three month consolidated financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim consolidated financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2007 audited consolidated financial statements. It is suggested that these interim consolidated financial statements be read in conjunction with the Company's annual December 31, 2007 consolidated financial statements.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At March 31, 2008, the Company had not yet achieved profitable operations, had working capital of $2,061,336 which may not be sufficient to sustain operations over the next nine months, has accumulated losses of $10,878,469 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate and maintain future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Changes in Accounting Policy

On January 1, 2007, the Company adopted CICA Handbook Sections 1530, "Comprehensive Income", Section 3251, "Equity", Section 3855, "Financial Instruments – Recognition and Measurement" and Section 3861, "Financial Instruments – Disclosure and Presentation". Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and

Note 2 Changes in Accounting Policy – (Cont'd)

receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in operations.

Under adoption of these new standards, the Company designated its cash and cash equivalents and marketable securities as held-for-trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and loans payable are classified as other financial liabilities, which are measured at amortized cost.

Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (IFRS) as at January 1, 2011.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Note 3 Share Capital

a) Authorized: Unlimited common shares without par value

b) Issued:

		Number	Amount	Contributed Surplus
Balance, December 31, 2005		23,418,311	$ 6,498,622	$ 262,775
Issued for resource properties	- at $0.07	150,000	11,250	-
Shares returned to treasury (escrow)		(250,000)	(7,500)	7,500
		23,318,311	6,502,372	270,275
Consolidation on 1:5 basis		(18,654,647)		-
Issued for cash				
Pursuant to private placements	- at $0.25	7,620,000	1,905,000	-
Less: share issue costs		-	(182,718)	-
Pursuant to exercise of options	- at $0.40	10,000	4,000	-
Stock-based compensation		-	-	411,987
Balance, December 31, 2006		12,293,664	8,228,654	682,262
Issued for cash				
Pursuant to private placements	- at $0.25	2,720,000	680,000	-
	- at $1.20	3,000,000	3,600,000	-
Pursuant to exercise of warrants	- at $0.335	2,671,000	894,784	-
Pursuant to exercise of options	- at $0.40	466,300	186,520	-
Issued for resource properties	- at $0.87	160,000	139,200	-
	- at $0.65	80,000	52,000	-
	- at $0.55	75,000	41,250	-
Issued for finders' fees	- at $1.20	82,499	98,999	-
Share issue costs		-	(507,424)	-
Transfer from contributed surplus on exercise of share purchase options		-	166,505	(166,505)
Stock-based compensation		-	-	1,388,697
Issued warrants for finders' fees		-	-	50,615
Recovery of future income tax asset – Note 8		-	(40,300)	-
Balance, December 31, 2007and March 31, 2008		21,548,463	$ 13,540,188	$ 1,955,069

c) Private placements

i) On January 2, 2007, the Company issued 800,000 units at $0.25 per unit for total proceeds of $200,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $0.325 per share, expiring January 2, 2009. An additional 1,920,000 units were issued at $0.25 per unit of which 120,000 included flow-through shares, for total proceeds of $480,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at

Note 3 Share Capital – (Cont'd)

Private placement – (cont'd)

$0.335 per share, expiring January 2, 2009. As at December 31, 2006, proceeds of $326,000 were received with respect to the private placement.

ii) On February 1, 2007, the Company issued 3,000,000 units at $1.20 per unit for total proceeds of $3,600,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $1.80 per share, expiring February 1, 2009, subject to an accelerated expiry clause. As at December 31, 2007, share subscriptions of $42,000 are receivable.

Finders' fees related to the above includes cash of $357,810, the issuance of 82,499 units with the same terms as the February 1, 2007 private placement and 125,833 share purchase warrants. Each of the finder units is valued at $1.20 per unit or $98,998, the fair value of the units. Each of the 125,833 share purchase warrants entitles the holder thereof to purchase an additional common share for $1.45 per share expiring February 1, 2009.

The fair value of the agents' warrants (208,332) of $50,615 was determined using the Black-Scholes model with the following assumptions:

		2007
Weighted average fair value of warrants issued	$	0.76
Expected dividend yield		0 %
Expected volatility		196.67%
Risk-free interest rate		4.10%
Expected term in years		2 years

d) Commitments:

i) Stock-based Compensation Plan

The company has a stock option plan whereby the maximum number of shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The maximum number of common shares reserved for issue to any one person under the plan cannot exceed 5% of the issued and outstanding number of common shares at the date of grant and the maximum number of common shares reserved for issue to a consultant or a person engaged in investor relations activities cannot exceed 2% of the issued and outstanding number of common shares at the date of grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX). Options may be granted for a maximum term of five years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company. Unless otherwise stated, share purchase options vest when granted. The value was determined using the Black-Scholes model.

Note 3 Share Capital – (Cont'd)

Stock-based Compensation Plan – (cont'd)

A summary of the status of the stock option plan as of March 31, 2008, and March 31, 2007 and the changes during the period then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, March 31, 2007	1,568,996	$0.87
Exercised	(10,000)	$0.40
Options exercisable and outstanding, December 31, 2007 and March 31, 2008	1,558,996	$0.83

At March 31, 2008, the Company had outstanding stock options, entitling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
712,066	$0.40	October 30, 2008
846,930	$1.20	January 10, 2009
1,558,996		

The weighted average life remaining for share purchase options outstanding as at March 31, 2008 is 0.83 years (2007: 1.67 years). During the year ended December 31, 2007, stock-based compensation expense of $1,388,697 (2006: $411,987) was recorded. The value was determined using the Black-Scholes valuation model with the following assumptions:

The fair value of the stock options is determined using the Black-Scholes option pricing model. During the three months ended March 31, 2008 no options were granted. For the period ended March 31, 2007, the Company recorded a non-cash compensation charge of $384,981 upon the issuance of 1,046,930 stock options.

The fair value of share options for the period ended March 31, 2007 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2008	2007
Risk-free rate	-	4.42%
Dividend yield	-	-
Expected volatility	-	149.28%
Weighted average life remaining for stock options outstanding	-	1.67 years
Weighted average fair value per option of options granted	$ -	$ 0.37

Note 3 Share Capital – (Cont'd)

ii) Share Purchase Warrants

	Number	Weighted Average Exercise Price
Balance, beginning of period	7,620,000	$0.33
Issued	5,928,332	$1.12
Exercised	(2,671,000)	$0.33
Balance, end of period	10,877,332	$0.76

Details of share purchase warrants outstanding at March 31, 2008, are as follows:

Number of Shares	Exercise Price	Expiry Date
2,549,000	$0.335	June 8, 2008
2,000,000	$0.335	October 27, 2008
400,000	$0.325	November 15, 2008
1,920,000	$0.335	January 2, 2009
800,000	$0.325	January 2, 2009
3,082,499	$1.80	February 1, 2009*
125,833	$1.45	February 1, 2009
10,877,332		

* During the current period, the exercise price of 3,000,000 share purchase warrants was amended to $0.36 per share subject to TSX Venture Exchange approval.

Note 4 Equipment

	March 31, 2008			March 31, 2007
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 14,459	$ 9,272	$ 5,187	$ 2,617
Furniture and fixtures	16,585	12,869	3,716	4,645
Office equipment	10,000	7,757	2,243	2,803
	$ 41,044	$ 29,898	$ 11,146	$ 10,065

Note 5 Related Party Transactions

The company was charged the following amounts by directors of the company or companies with directors in common:

Note 5 Related Party Transactions – (Cont'd)

	Three months ended March 31, 2008	2007
Consulting	$ 9,000	$ 9,000
Promotion and travel	7,460	6,478
Office services and expenses	559	274
	$ 17,019	$ 15,752

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At March 31, 2007, marketable securities include $16,500 (2007: $6,000) in shares of companies with common directors.

At March 31, 2008, amounts due to related parties of $13,246 (2007: $34,137) are due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to the company.

Note 6 Non–cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. During the three months ended March 31, 2008, the Company issued Nil (2007:160,000) common shares at $Nil (2007: $0.94) per share totalling $Nil (2007: $150,000) as option payment with respect to the Buck Lake Property

Note 7 Commitments

By an agreement dated December 14, 2007, the Company agreed to pay $6,828 per month for a minimum of eighteen months for office premises.

Note 8 Comparative Figures

Certain of the comparative figures for the three months ended March 31, 2007 have been reclassified in order to be consistent with the current period's presentation.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2008

BACKGROUND

The following discussion and analysis, prepared as of May 30, 2008, should be read together with the unaudited interim financial statements for the three months ended March 31, 2008 and 2007 and related notes attached and the audited financial statements for the year ended December 31, 2007 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the three-month period ended March 31, 2008 and 2007 is prepared as of, and contains disclosure of material changes occurring up to and including, May 30, 2008.

Additional information related to Ultra Uranium Corp. ("Ultra") is available for view on SEDAR at www.sedar.com.

OVERVIEW

Ultra Uranium Corp. ("Ultra") is a mining exploration company. Ultra's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "ULU".

On May 11, 2006, Ultra changed its name from Buck Lake Ventures Ltd. to Ultra Uranium Corp. and consolidated its capital on the basis of 1 new share for 5 old shares. Effective May 11, 2006, the common shares of Ultra Uranium Corp. commenced trading on the TSX Venture Exchange.

Ultra's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

During the year ended December 31, 2005, Ultra acquired the right to explore the Kalnica-Selec uranium property in Slovakia. During the year ended December 31, 2007, Ultra applied for and received permission to explore additional property immediately south and southwest of the original Kalnica-Selec licences.

During fiscal 2007:

i) Ultra acquired an option to earn up to a 65% interest in the Orbit Lake Group of claims in the Northern Mining District of Saskatchewan. Upon earning a 65% interest in the Orbit Lake properties Ultra would then have the right to earn a 65% interest in the adjoining Crackingstone property. On April 16, 2007, the agreement was accepted for filing by the TSX Venture Exchange.

ii) Ultra acquired an option to earn a 100% interest in nine additional mineral claims adjacent to Ultra's existing Gwyn Lake property holdings. On April 20, 2007, the agreement was accepted for filing by the TSX Venture Exchange.

iii) Ultra entered into an agreement to acquire XyQuest Mining Corp.'s uranium property acquisition program for two European nations. The agreement is subject to approval by the TSX Venture Exchange.

Ultra is actively seeking to acquire interests in resource exploration properties. In addition to its main property in Slovakia, during the past several years Ultra has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

Ultra is actively reviewing several gold and silver properties in Canada and uranium properties in Eastern Europe for acquisition and subsequent exploration.

MINERAL PROPERTIES

Kalnica-Selec Uranium Project –Slovakia

By an agreement dated June 28, 2005 with the Slovak government, the Company has been granted the right to carry out exploration activities in an area referred to as the Kalnica-Selec property located in Western Slovakia. The Company established a subsidiary, Beckov Minerals, S.R.O. ("Beckov") in Western Slovakia on May 22, 2007 to hold the claims. The claims are valid for a period of four years.

The Kalnica-Selec Uranium Project is located in the Povazsky Inovec Mountains of western Slovakia and comprises 28.91 square kilometers. The project is located within an area targeted for uranium exploration since the 1960's.

The area received widespread airborne and ground geophysics which confirmed the presence of radiometric anomalies in the region. The Kalnica-Selec Project area was further targeted to receive additional work based on the positive identification of radioactive anomalies.

Ultra is required to pay the following annual fees (in Slovak Koruna) under the agreement in order to maintain its' annual exploration rights:

SKK 87,000 by September 22, 2005 (paid, Canadian equivalent $3,341)
SKK 87,000 by September 22, 2006 (paid, Canadian equivalent $3,750)
SKK 87,000 by September 22, 2007 (paid, Canadian equivalent $3,350)
SKK 87,000 by September 22, 2008

SKK 348,000

On October 1, 2005, Ultra signed an agreement with a private company and granted that company a royalty (net of taxes to the Slovakian government) as follows:

a) $2 per pound for uranium sold for $35/lb or less;
b) $3 per pound from $35/lb to $50/lb or less;
c) $4 per pound from $50/lb to $65/lb or less;
d) $5 per pound from $65/lb to $75/lb or less; and
e) Rising $1 per pound every $10/lb increment thereafter.

All other metals will be subject to a 1.5% NSR royalty.

In addition, Ultra agreed to pay the private company $75,000 (paid) for its services to identify and assist with the acquisition of this project.

From the 1960's to the 1980's the government Geological Survey continued work on the Kalnica-Selec Uranium Project area which included mapping, airborne and ground geophysics, pitting/trenching, drilling and tunnel driving.

Of notable significance is the delineation of the Prostredna dolina anomaly reported in Geological Survey literature to contain two notable mineralized beds, bed I and II. The two beds, hosted within various lithologies related to rhyolite volcanism and associated sedimentary strata, contain two different mineralization styles, stratiform uranium and hydrothermal carbonate-quartz veins.

Kalnica-Selec Uranium Project –Slovakia – (Cont'd)

Reported grades from the Prostredna dolina anomaly range from 0.13 to 0.142 percent uranium within sandstone hosted mineralization. Discontinuous chip samples within trenches dug in the area reportedly retuned from 0.027 to 0.827 percent uranium with up to 5 percent copper within sandstone, conglomerate and tuffitic strata.

Historic literature reports test-mining within the project area. Values from this work were checked against all the historic data currently available to Ultra. Geologists have interpreted and translated historic data to identify targets for a work program.

On September 30, 2005 Ultra announced that it had mobilized crews to begin uranium exploration work on its 100% owned Kalnica-Selec Uranium Project located in the Povazsky Inovec Mountains of Western Slovakia.

The 2005 work program included a ground radiometric survey, geological mapping and minor lithogeochemical sampling within a grid overlying the southern portion of the 2,900 hectare property. Grid lines were spaced 250 meters apart and radiometric readings were taken at 25 metre intervals.

Results from the 2005 work program show several large near-surface radioactive anomalies throughout the survey area and confirm the presence of near surface uranium mineralization.

Coincident mapping during the survey confirmed the presence of uranium bearing mineralization in the form of pitchblende and bannerite. The highest radioactivity values were measured in the Permian silicic, volcano-sedimentary rocks including sandstone, shale, rhyolite and rhyodacite which further supports the historic data. The work program also located three old adits further confirming reports of uranium mining occurring from the 1960's to the 1980's.

The radiometric survey was conducted using a calibrated GS-256 Gamma Spectrometer, which measures gamma ray radioactivity levels and converts these levels to metal content including uranium in parts per million, thorium in parts per million and potassium in percent values. All readings from the survey were plotted and digital maps were produced for each element.

The uranium gamma map shows several north-northeast trending anomalies, which exceed the area's background radiation levels by two to six times. The Kalnica anomaly, located in the southwestern portion of the property, measures 600 by 700 meters and is still open to the south, west and northwest. There is a large zone of silicification that parallels the regional geological trends and appears to overlie the Permian volcano-sedimentary rocks in the eastern part of the surveyed grid where no anomaly was recorded. This very low radioactive silicic unit is interpreted to overlie and possibly mask the volcano-sedimentary rock that hosts the Kalnica uranium anomaly.

Another anomalous zone, dubbed the Selec anomaly, occurs to the northeast of the Kalnica anomaly and measures approximately 400 meters by 400 meters. These two anomalous zones are separated by a string of less intense radioactive anomalies trending in a northeasterly direction, parallel to the general regional structure in the area.

During fiscal 2006, Ultra's consulting geologist completed additional radiometric surveys at Kalnica-Selec in compliance with current exploration expenditure requirements of the Slovak government.

Kalnica-Selec Uranium Project –Slovakia – (Cont'd)

On January 31, 2007, Ultra filed for additional ground immediately adjacent to the Kalnica-Selec property. This additional ground is considered to be highly prospective for additional uranium potential. The new property area has several drill holes that have intersected uranium mineralization.

On February 13, 2007, Ultra received a National Instrument 43-101-compliant technical report on the Kalnica-Selec uranium, authored by independent geologist Dr. Bohumil (Boris) Molak, PhD, PGeo (British Columbia), a qualified person under National Instrument 43-101.

Ultra filed a 43-101 report on the Kalnica-Selec property and Ultra's geologists believe that an initial drill program of approximately 4,000 metres, consisting of confirmation, fill-in and limited step-out drilling within and outside of the historic grid would confirm historic results and provide new data for a 43-101-compliant uranium resource estimate. If successful, the program would add to the historical resource calculations from both existing exploration results that were not included in the prior calculations and extension of the mineralized areas.

On June 28, 2007, Beckov also obtained additional licences on property areas to the south and southwest of the existing Kalnica-Selec license, called Horka and Vahom from the Ministry of Environment of the Slovak Republic. Annual fees (in Slovak Koruna) are required under the agreement to maintain annual exploration rights:

SKK	39,000	by September 4, 2007 (paid, Canadian equivalent $1,703)
	39,000	by September 4, 2008
	39,000	by September 4, 2009
	39,000	by September 4, 2010
SKK	156,000	

The Ministry of Environment of the Slovak Republic granted the license over additional property areas totaling 12.9 square kilometres.

On October 16, 2007, Ultra obtained the necessary approvals for diamond drilling at its 100-per-cent-owned Kalnica-Selec Slovakian uranium property.

Regional geology suggests that the new license areas are highly prospective for further uranium mineralization, in particular the new area lying immediately south of the Kalnica-Selec license may contain extensions of the Krajna Dolina uranium mineralized zone on Kalnica-Selec.

The Krajna Dolina mineralized zone is one of three mineralized zones on Ultra's Kalnica-Selec uranium property. Krajna Dolina alone has a historic inferred resource estimated at more than 4.1 million pounds of U308 as calculated by the former government's Uranovy Prieskum State Enterprise which conducted extensive exploration and development programs on the three known mineralized zones at Kalnica-Selec in the 1970s and early 1980s.

Kalnica-Selec Uranium Project –Slovakia – (Cont'd)

Ultra has contracted an independent engineering firm to digitize additional information from historical exploration carried out by Uranovy Prieskum State Enterprise (UP). In all, over 80,000 metres of drilling were completed by UP.

Ultra has conducted a surface work program on the additional Ultra ground recently acquired adjacent to the south and southwest boundaries of the Kalnica-Selec uranium project and will include radiometric surveys, geological mapping and further structural studies. This additional ground covers 12.9 square kilometres, expanding Ultra's total property holdings to 41.8 square kilometres at the Kalnica-Selec uranium property.

All technical disclosures are reviewed and approved by Dr. Bohumil Molak, PGeo, a consulting geologist and qualified person.

During the three months ended March 31, 2008, Ultra expended $3,200 (2007: $27,315) on exploration. Total exploration expenditures as at March 31, 2008, amounted to $332,086 and acquisition cost of $85,671 for total expenditures on the property to date of $417,757.

Orbit Lake Group Claims - Saskatchewan

By an option agreement dated April 16, 2007, Ultra has the option to earn up to a 65% interest in the Orbit Lake Group claims located in the Northern Mining District of Saskatchewan in consideration for the payment of $150,000, the issuance of 175,000 common shares of Ultra and by incurring $2,000,000 in exploration expenditures as follows:

Cash Payments:

	Shares	Issued	Cash	Paid
Upon TSX approval of the option agreement	75,000	June 8, 2007	$50,000	June 25, 2007
On or before the first anniversary TSX approval	50,000		50,000	
On or before the second anniversary of TSX approval	50,000		50,000	
	175,000		$150,000	

Exploration Expenditures:

Ultra must incur a total of $2,000,000 in exploration expenditures over three years with a minimum of $300,000 to be incurred before December 31, 2007. (Incurred subsequent to December 31, 2007)

Ultra may defer exploration expenses to be incurred by it by 18 months by making a one-time payment of $100,000 in common shares or cash.

This agreement is subject to a 2% net smelter return royalty. Ultra may purchase one half of the net smelter return royalty for $500,000.

Upon earning a 65-per-cent interest in the Orbit Lake group, a joint venture agreement will be formalized. Ultra will have the right to earn a 65-per-cent interest in the Crackingstone property if Ultra incurs three times the amount of exploration expenditures already incurred by the optionors on the Crackingstone property within four years of receipt of giving the optionors notice in writing of its

Orbit Lake Group Claims - Saskatchewan- (Cont'd)

intention to attain its interest. Ultra's right to earn into the Crackingstone property is exercisable for a period of one year after the latest date for the issuer to earn its interest in the Orbit Lake group.

This agreement was accepted for filing by the TSX Venture Exchange on June 8, 2007.

During the year ended December 31, 2007 Ultra mobilized a six-person crew including Raymond A. Bernatchez, PEng, consulting geologist, and Dr. John Morgan, PGeo, to its 11,000-hectare Orbit uranium property. The program ran for approximately six weeks and also included exploration by International Montoro Resources Inc. and Belmont Resources Inc. on the adjoining Crackingstone uranium property

Ultra's work program at the Orbit uranium property consisted of a soil sampling program, trenching and channel sampling on the highest-priority anomalies identified by a combined airborne and magnetic survey completed by the Geological Survey of Canada (GSC) and Saskatchewan Energy & Mines (SGS) and previously documented showings located on the Orbit uranium property.

On September 28, 2007, Ultra announced that an extensive sampling and ground geophysical program had been completed on the Orbit property and the adjoining Crackingstone uranium properties.

The exploration crew evaluated 10 showings on the 11,000-hectare Orbit uranium property. They are listed as follows: Beck 34, Beck 44, Beck 89, Beck 183, Beck 184, Beck 238, SMI No. 1443, SMI No. 1445, SMI No. 1450 and SMI No. 1451. A total of 174 channel, grab and bulk samples were taken from these showings. Yellow uranium staining was observed in four of these showings. Radiometric readings were detected in all showings.

The Orbit Lake fault is host to the Beck 44 and Beck 89 showings. The Spot Lake fault is host to Beck 34, Beck 80, Beck 82, Beck 183 and Beck 184 showings. Spectrometer readings have also confirmed that potassium content increases with increased uranium mineralization, a characteristic that is also associated with the uranium deposits in the Athabasca basin.

Most of the uranium showings are localized within the northeast-trending structures and have a corresponding increase in potassium. Several west and northwest structures intersect the northeast structures.

Crackingstone uranium property

The crew also conducted a similar program on the adjoining 750-hectare Crackingstone uranium property.

The recently completed program evaluated 15 showings: Beck 6, Beck 48, Beck 55, Beck 58, Beck 91 (Mylo's lease), Beck 94, Beck 95, Beck 101, Beck 102, Beck 107 (Laredo showing), Beck 231, Beck 233, Beck 235, Mukta 230 and Rix 58. A total of 74 channel samples were taken from these showings. All showings registered good to very strong counts per second (cps) ranging from 1,000 to 60,000 cps. Uranium yellow staining (uranophane) was observed at seven of the showings. The geological mapping and prospecting have shown strong correlation between uranium mineralization and structural features such as faults and shear zones. Some of these structures were defined in the ground magnetic and electromagnetic surveys carried out during the winter of 2006 to 2007. A previous 6.5-ton hand-sorted bulk sample was extracted from Mylo's lease (Rix No. 49-CC1-4) assaying 0.5 per cent uranium.

Orbit Lake Group Claims - Saskatchewan– (Cont'd)

Showings Beck 6, Beck 55, Beck 94, Beck 231 and Beck 233 containing several high radiometric readings, appear to coincide with the Boom Lake fault near its intersection point with the east-west-trending Crackingstone fault, the proposed site area for the 2007 to 2008 drilling program.

The northwest corner of claim S108022 has been drilled extensively in the past. This drilling has defined two parallel uranium zones in this area. The 2006 to 2007 ground geophysical survey has defined a conductor in this area. The uranium mineralization appears to be localized within northeast-trending structures. This area may represent another strong drilling target. Previous samples were obtained from an open cut and adit (Rix No. 7 adit) in this area. Four grab samples taken in 2006 on a property visit by R.A. Bernatchez, PEng, from the rock pile and trenches along the east-west-striking fracture zone for a length of 275 metres, assayed from 0.28 per cent to 6.55 per cent uranium.

The spectrometer readings have also confirmed that potassium content increases with increased uranium mineralization, a characteristic that is also associated with the uranium deposits in the Athabasca basin.

Upon earning a 65-per-cent interest in the Orbit uranium property, Ultra will have the right to acquire a 65-per-cent interest in the Crackingstone uranium property by either incurring three times the amount of exploration and development expenditures and payments in cash (at Ultra's option) to the vendors for an equivalent amount.

All samples from both properties were sent to the Saskatchewan Research Lab in Saskatchewan for analysis.

During the fiscal 2007, Ultra completed a helicopter airborne magnetic and radiometric survey conducted by MPX Geophysics Ltd. of Richmond Hill, Ontario, on the Orbit property. The airborne survey identified a total of four major uranium anomaly trends to the northwest of this fault having linear strike distances of one to 4.5 km long.

During the current period ended March 31, 2008:

Belmont Resources Inc. provided further developments from its exploration programs at the Crackingstone-Orbit uranium projects located near Uranium City, Saskatchwan. The company and its partners International Montoro Resources and Ultra Uranium Corp. concluded that the project areas have significant potential for discovering new uranium mineralization. The recent airborne radiometric and magnetic survey program carried out by the company and its joint venture partners covered a total area of 12,091 hectares, and consisted of 1,391 line kilometres of 100-metre flight line spacing. The 100-metre line spacing with low altitude and low survey speed of the helicopter-borne system provided exceptional resolution and sensitivity, and has identified numerous northeast-southwest radiometric anomalies in the northwest and southeast portion of the property. Many of these new radiometric anomaly areas have had no previous exploration work.

Ultra has released the sample assay results from the summer exploration program on historical uranium occurrences on the Crackingstone-Orbit properties. The samples were submitted to the Saskatchewan Research Lab in Saskatoon for processing.

Ultra and its joint venture partners International Montoro Resources Inc. and Belmont Resources Inc. have confirmed additional presence of strong uranium mineralization at several showings. These sample results and the recent airborne magnetic and radiometric surveys will be used for defining the drill program planned for the first quarter of 2008.

Orbit Lake Group Claims - Saskatchewan– (Cont'd)

The summer program consisted of 278 channel and 12 grab samples from 18 of 32 known uranium showings. All samples contained uranium values. Two of the showings, Beck No. 236 and Beck No. 183, had spectrometer readings over 65,350 counts per second (beyond instrument limits). Some of the highest assays were obtained from Beck 94 (1.24 per cent U3O8), Beck 110 (0.132 per cent U3O8), Beck 183 (0.12 per cent U3O8), Beck 44 (0.75 per cent U3O8) and Beck 89 (0.81 per cent U3O8). A total of 81 of the 290 samples assayed over 75 parts per million uranium (greater than 0.009 per cent U3O8), 34 samples over 500 ppm uranium (greater than 0.059 per cent U3O8), 21 samples over 1,000 ppm uranium (greater than 0.12 per cent U3O8) and five samples over 5,000 ppm uranium (greater than 0.59 per cent U3O8).

Conversion factor

Multiply ppm uranium by 1.1792, then to convert to ppm U3O8, divide by 10,000, equals per cent U3O8.

Crackingstone claims -- 982 hectares

Beck 94 -- near the intersection of the Crackingstone and Boom Lake faults

The highest assay was taken from Beck 94, grab sample No. 123845, which returned 10,500 ppm uranium (12,381 ppm U3O8 or 1.24 per cent U3O8). Three additional samples from this showing returned the following assays: chip sample No. 123843 -- 0.47 per cent U3O8 across 0.25 metre, chip sample No. 825910 -- 0.34 per cent U3O8 across 0.25 metre and grab sample No. 825905 -- 0.13 per cent U308. In the later 1960s, Mukta (Canada) Ltee. drilled hole No. 230-10 under this showing returning an assay of 0.72 per cent U3O8 over 5.1 feet. Also, three channel samples taken by Mukta assayed 3.11 per cent U3O8 over one foot, 1.09 per cent U3O8 over 1.1 feet and 0.90 per cent U3O8 over 1.2 feet. The uranium mineralization may extend northward beneath a swampy area, based on observations noted this summer, toward showings Beck 233, 236 and 237. No drilling has been carried out northward into this area. These historical results have not been confirmed by Ultra and are not NI 43-101-compliant. Part of the 2008 drilling program will test the uranium potential of these showings.

Beck 236 (Rix 104) -- adjacent to the Crackingstone fault

Sample No. 825901 from this showing assayed 0.56 per cent U3O8. This showing is on strike to the northeast with Beck 232 and with Beck 233, Beck 94, Rix 57 and 58 to the southwest and along the Boom Lake fault. All of the above showings are located along a series of uranium anomalies along this fault.

Beck 110 -- west of adit No. 7, between the Spot Lake and Boom Lake faults, north of the Crackingstone fault

Single sample No. 123674 from here assayed 0.132 per cent U3O8. Historical drill core intersections of up to 15.6 per cent U308 and two bulk samples (46-ton and 6.5-ton) assayed 0.5 per cent uranium. A sample No. 336915 taken from the No. 7 adit during the 2006 property visit assayed 6.54 per cent uranium.

Orbit Lake Group Claims - Saskatchewan– (Cont'd)

Rix No. 57 and No. 58

This showing consists of a five to 10-metre wide ridge of uranium bearing massive and brittle quartzite. Yellow staining can be observed on outcrop within fractures and breccia zones for over 300 to 400 feet along the ridge. The 2007 exploration program confirmed a previous notation of strong spectrometer readings (up to 13,000 cps) northward from Rix 58. This showing appears to be on strike southwestward from showing Beck 94.

Orbit claims -- 11,109 ha

Beck 183 -- Kaput Lake area

A grab sample No. 123822 from the Kaput Lake showing assayed 0.12 per cent U3O8. A spectrometer reading of greater than 65,350 cps was obtained from one of the pits on this showing. This showing is located west and adjacent to a one-kilometre-long northeast-trending airborne uranium anomaly. This anomaly is also located adjacent to the Spot Lake fault which hosts several uranium showing to the southwest and northeast.

Beck 44 -- Saskatchewan Mineral Index (SMI No. 1451) -- Augier Lake showing and shaft

The summer program identified three parallel radioactive zones at this location. Two of the zones were sampled. Three samples returned the following assays: representative grab sample No. 123616 -- 0.23 per cent U3O8, grab sample No. 123618 -- 0.75 per cent U3O8 and chip sample No. 123623 -- 0.40 per cent U3O8. This showing is coincident with one of the 2007 airborne radiometric anomalies. Much larger and stronger uranium anomalies were detected west, northwest, north and northeast of this showing. In 1951, Orbit Uranium Development obtained two additional grab samples from the main zone assaying 2.85 per cent and 2.88 per cent U3O8. Two of the zones were traced on strike for 500 feet (1951 to 1952). The main showing was drill tested along a strike length of 2,400 feet with 11 shallow diamond drill holes. A shaft was sunk on the main east zone in 1959 and 15 tons of unreported grade was shipped to a local mill. Orbit Uranium Developments Ltd. took nine channel samples along 131 feet of the main vein that averaged 0.53 per cent U3O8 across 2.2 feet. These historical figures are not confirmed by Ultra and are not NI 43-101-compliant.

Beck 89 -- SMI No. 1454 -- Near the north shore of Orbit Bay

Two samples from this showing assayed as follows: a chip sample No. 123700 -- 0.81 per cent U3O8 and a second chip sample No. 123833 -- 0.80 per cent U3O8. Orbit Uranium reported 21 small selected grab samples containing veined pitchblende assaying from 2.42 per cent U3O8 to 22.12 per cent U3O8. Two more samples taken by Orbit Uranium from pegmatites located 800 feet to the west of this showing, assayed 0.18 per cent U3O8 and 0.13 per cent U3O8. They concluded that the pegmatitic zone has a potential for the discovery of a large-tonnage low-grade deposit. These historical figures were not confirmed by Ultra and are not NI 43-101-compliant, however the 2007 airborne radiometric survey has identified a significant uranium anomaly coincident with the pegmatite showing.

Orbit Lake Group Claims - Saskatchewan– (Cont'd)

Summary conclusions

The results from the limited 2007 channel sampling program, has confirmed the presence of strong uranium mineralization at several showings. They are the Augier Lake showing (Beck 44 -- SMI No. 1451), Beck 94 showing and Beck 89 -- SMI No. 1454 located in the southwest portion of the property on the north shore of Orbit Bay.

The 2007 exploration sampling and airborne radiometric and magnetic survey program has identified and confirmed many uranium targets requiring follow-up evaluation for their uranium potential, especially in the east-west trending Crackingstone fault around Beck 94, the Orbit Bay area, and west, northwest, north and northeast of Augier Lake (SMI No. 1451).

All samples were processed at the Saskatchewan Research Lab in Saskatoon, Sask. Ultra has entered into an option agreement to acquire a 65-per-cent interest in the Orbit uranium project. Upon earning a 65-per-cent interest in the Orbit uranium project, Ultra will then have the right to acquire a 65-per-cent interest in the Crackingstone uranium project.

ORBIT AND CRACKINGSTONE URANIUM PROJECTS, RADON GAS SURVEY RESULTS

Ultra has released the results of a radon gas survey around the intersection point of the Crackingstone and Boom Lake faults of the Orbit and Crackingstone properties near Uranium City, Sask.

The radon gas survey method was to detect potential uranium mineralization buried in overburden areas located in proximity to the intersection of the Boom Lake and Crackingstone faults on the Crackingstone claim S-108022.

The radon gas survey consisted of collecting a total of 93 samples along portions of the grid lines covering approximately 4.65 kilometres of grid lines at 50-metre sample intervals in the area of these and other local fault intersections. Radon content of the samples was measured using a Pylon Electronics Inc. Model AB-5 portable radiation monitor used with a Pylon Model WG1001 vacuum water degassing system to remove the radon from the sample. Radon counts ranged from 10 counts per minute to 5,540 counts per minute (cpm). Background values ranged from 10 parts per million to 100 parts per million. Any value over 100 cpm was considered as anomalous. Sample material consisted of muck, soil, clay and water collected from the low-lying swampy areas and the soil-clay overburden areas.

The radiometric anomaly trends coincide with east-west, northwest and northeast oriented structural features such as faults and shear zones. Very anomalous radon gas counts were obtained immediately west of Beck 94 coincident with the Boom Lake fault, northeast, southeast, southwest and northwest of Beck 236. Anomalous radon gas counts were obtained east, west and north of Beck 44 adit, where, in 2006, a grab sample containing 7.72 per cent U_3O_8 was obtained. The results of this survey will be on Ultra's website.

The results of the ground electromagnetic and magnetic survey (winter of 2006) airborne magnetic and radiometric survey (fall of 2007) have confirmed all of the previously known uranium showings. The summer 2007 channel-sampling program evaluated some of these

Orbit Lake Group Claims - Saskatchewan– (Cont'd)

known showings. Numerous other uranium showings from old reports remain to be evaluated. The recent detailed airborne survey has also identified several untested strong radiometric trends. Follow-up exploration work is strongly recommended on these radiometric anomalies. Past exploration efforts were successful in finding uranium ore bodies along the St. Louis and Black Bay faults. The Crackingstone fault is considered to be the westerly extension of the St. Louis fault. The Crackingstone fault appears to extend west-southwesterly through the southern portion of the Orbit and Crackingstone properties. It has been well established that much of the uranium mineralization in the Archean basement rocks in the Beaverlodge area is strongly associated with these fault structures. There are at least 18 known major uranium occurrences on the Crackingstone claim S-108022, which were identified between 1949 and 1968.

The technical disclosure have been reviewed and approved by Raymond A. Bernatchez, PEng, consulting geologist and an independent qualified person under NI 43-101.

Subsequent to March 31, 2008, Ultra released the following information. Ten diamond drill holes totalling 1,663.4 metres have been completed on the Crackingstone property west of Uranium City in Northern Saskatchewan.

All holes have reportedly intersected radioactive mineralization over variable widths. Eight holes tested a 600-metre strike length of a two-kilometre-long conductor starting from the Beck 94 showing. Drilling is located in the north of claim S-108022 (Crackingstone). Hole depths range from 90.5 metres to 285.3 metres. Uranium mineralization intersected in the drilling is very similar to that observed at Beck 94 during the 2007 surface-sampling program. A representative grab sample collected from Beck 94 during the 2007 sampling program assayed 1.24 per cent U3O8.

Multiple zones of radioactive mineralization have been encountered in all drill holes. Yellow staining is frequently noted in the core, associated with radioactive mineralization. Uranium mineralization is usually contained in fractured and sheared, altered, hematized, chloritized and carbonatized sedimentary, and felsic intrusive rocks, and sometimes in pegmatitic rocks. Graphite, biotite and sulphide mineralization have also been noted in the radioactive mineralized zones. The mineralized widths vary from 0.1 metre up to 24 metres.

Several known uranium showings are located farther north, east and west of this conductor. The Beck 48 (the adit) showing is located 500 metres north of the present drilling. A grab sample taken in 2006 from this adit returned an assay of 7.72 per cent U3O8. The remaining drill program will continue testing the conductor northward for an additional 900 metres. These drill holes will test the intersection points of four additional cross-structures along strike. High radon gas anomalies were detected along this conductor in proximity to these cross-structures. The Cinch uranium mine is located at the intersection point of the Black Bay fault with the Crackingstone fault. Beck 94 appears to be located at the intersection point of the northeast striking Boom Lake fault with the Crackingstone fault (south splay cross fault). Uranium mineralization has also been intersected in holes C9 and C10 which are located at and on a cross-structure (65,350 plus cps reading in 2007 sampling). At least three more holes are proposed on this cross-structure. The 2006-2007 winter geophysical survey identified a total of 25 conductors on this claim. Many of these conductors are coincident with known uranium occurrences and many of these conductors have not been drill tested.

Orbit Lake Group Claims - Saskatchewan– (Cont'd)

The program is about 55 per cent completed. Another 10 additional holes are planned to test the northerly extension of the conductor.

A number of key initiatives have been completed at the Crackingstone uranium project including a National Instrument 43-101 report, a preliminary report outlining development recommendations, mapping, line cutting, ground geophysics, soil sampling, grab and channel sampling, a radon gas survey, and airborne radiometric and magnetic surveys. These development programs were instrumental in defining the phase one diamond drill program. Past uranium production in the area came from four primary areas: the Cinch, Lorado, Rix Smitty and Leonard deposits. The Cinch Lake and Rix Smitty mines have reportedly produced a total 1,869,000 pounds of U3O8.

Ultra also completed an airborne magnetic/electromagnetic survey over the Orbit uranium project, located eight kilometres southwest of Uranium City, Sask. This survey consisted of 1,319 line kilometres using the Aerotem IV system, which is the newest and highest-power airborne survey equipment available. It is expected that results of this survey will be received and interpreted in approximately eight weeks. This survey will assist in defining targets of interest in this uranium region, which is adjacent to the Crackingstone uranium project. The Crackingstone uranium project has a 3,000-metre diamond drill program under way. Hole No. 1 was drilled to a depth of 155 metres as anticipated and four additional holes have also been successfully completed. The drill program is expected to be finalized in June.

Progress reports and assay results will be released as they are received by Ultra.

During the three months ended March 31, 2008, Ultra expended $13,639 on exploration. Total exploration expenditures as at March 31, 2008, amounted to $265,625 and acquisition cost $91,250 for total expenditures on the property to date of $356,875

Buck Lake Project Claims – Ontario

HISTORICAL

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. Ultra considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des

Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure.

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 119 claim units.

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of north-western Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

Buck Lake Project Claims – Ontario – (Cont'd)

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area resulted in surface Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Ultra optioned the initial claims from two prospectors. The amended terms of the property agreement include Ultra paying to the prospectors $290,000 over five years, issuing to the prospectors 416,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Ultra may purchase for $500,000. Ultra has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

During the year ended December 31, 2005, Ultra entered into an amending agreement with respect to its Buck Lake property. Pursuant to the terms of the amending agreement, in consideration of a cash payment of $20,000.00 and the issuance of 200,000 common shares of Ultra to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 has been deferred to January 31, 2007. The amending agreement was accepted for filing by TSX Venture Exchange and Ultra issued 100,000 common shares to the property optionors; the remaining 100,000 common shares were issued on February 20, 2006.

During fiscal 2006, Ultra expended $10,000 in cash and issued 150,000 common shares on property option payments.

On January 10, 2007, Ultra agreed to exercise its option to purchase a 100-per-cent interest in the Buck Lake platinum, palladium, nickel and copper property. The Buck Lake property is located near North American Palladium Ltd.'s Lac des Iles palladium mine, approximately 100 kilometres northwest of Thunder Bay, Ont., Canada.

On January 24, 2007, The TSX Venture Exchange accepted for filing a mineral property amending agreement dated December 22, 2006, between William J. Richmond, William D. Morehouse (the optionors) and Ultra with respect to the acquisition of the Buck Lake property that was originally accepted for filing by the exchange on April 17, 1998, and subsequently extended and accepted for filing on December 10, 2003, and March 2, 2005. The optionors accepted 160,000 common shares (issued) of the issuer in lieu of the final $150,000 cash payment due January 31, 2007.

There were no exploration expenditures during the current year. Total exploration expenditures as at December 31, 2007, amounted to $930,800 and acquisition cost $405,200 for total expenditures on the property to date of $1,336,000.

Gwyn Lake Gold Property –Ontario

HISTORICAL

On June 16, 2003 Ultra entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in North-western Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending sub parallel bands of EM conductors lie coincident with two strong east-northeast trending sub parallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Ultra must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), the second payment of $5,000 due on or before September 1, 2004 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. Ultra issued 20,000 common shares upon the TSX Venture Exchange approval during the year ended December 31, 2003 and 80,000 common shares during the year ended December 31, 2004. 50,000 Common shares were issued during the year ended December 31, 2006. The vendor retains a 1% net smelter royalty (NSR), half of which can be purchased for a one time payment of $500,000 and the remaining half can be purchased for an additional $1,000,000.

Ultra completed its 2 week surface exploration on the Gwyn Lake Gold Property in fiscal 2004 and announced the discovery of two gold occurrences within a proven regional gold belt on the Gwyn Lake Gold Property.

The Gwyn Lake Phase I Exploration Program targeted two of three well defined east-northeast trending sub parallel zones delineated through airborne magnetic and electromagnetic (EM) anomalies representing a regional banded iron formation (IF).

Work on the property included prospecting and reconnaissance sampling/mapping as well as hand trenching and channel/chip sampling. The summer work program confirmed the presence of highly anomalous gold values within two of the three regional trending zones on the Gwyn Lake Property. To date, outcrop from portions of the North and South zones has been identified and sampled while the Central Zone remains unexplored.

The North Zone

Results from the North Zone returned gold mineralization from hand trenches dug during 2003 and extended during 2004. Notable gold values were sampled intermittently along strike for 125 metres and across an estimated width of 10 metres. Additional sampling approximately 15 metres north of the zone intersected additional mineralization suggesting the zone may be in excess of 25 metres in width. The zone continues to remain open to the east and west along strike and to the north and south where the zone dips beneath overburden.

Gwyn Lake Gold Property –Ontario - (Cont'd)

The South Zone

Reconnaissance prospecting/sampling along the South Zone revealed the presence of historic hand dug trenches. Preliminary sampling of this portion of the South Zone consisted of 9 samples taken from outcrop approximately 50 metres along strike over a 10 metre width. Of the 9 chip/grab samples, 6 returned highly anomalous values within both the IF and associated quartz veins. Highlights of chip samples taken across the South Zone include chip sampling of 3.22 g/t gold over 1.5 metres, 5.33 g/t gold over 2 metres and 4.83 g/t over 0.15 metres. The South Zone occurrence remains open along strike to the east and west and the full width has not been determined due to overburden.

Ultra is encouraged by the discovery of two gold occurrences within a proven regional Gold Belt and plans a more detailed surface program to better define the North and South zones along strike, and to identify the gold potential of the Central Zone.

On February 1, 2006 Ultra announced that it had entered into an amending agreement with respect to its Gwyn Lake Property. Pursuant to the terms of the amending agreement, in consideration of the issuance of 50,000 common shares of Ultra to the optionor, the remaining three cash payments totaling $65,000 due to the optionor have each been deferred by a year with the final payment due on September 1, 2008. The amending agreement has been accepted for filing by TSX Venture Exchange and Ultra has issued the 50,000 common shares to the property optionor.

During the year ending December 31, 2007, by an option agreement dated April 20, 2007, Ultra has the option to acquire 100- per-cent interest in nine mineral claims adjacent to Ultra's Gwyn Lake property, subject to a 1-per-cent net smelter returns royalty and to revise the payments due to the optionor under the agreement dated June 16, 2003, as amended, pursuant to which Ultra has an option to acquire a 100-per-cent interest in the Gwyn Lake property. In consideration of the optionor granting the option to acquire a 100-per-cent interest in the extension claims and amending the Gwyn Lake agreement, Ultra has agreed to make cash payments totaling $65,000 by September 1, 2009, issue 80,000 (issued-May 8, 2007) shares in its capital and incur, or cause to be incurred, $80,000 of expenditures on the extension claims by December 31, 2007. (Incurred) The optionor retains a 1-per-cent net smelter returns royalty on the extension claims, half of which can be purchased by Ultra at any time for a one-time payment of $500,000.

The above transaction was accepted for filing by the TSX Venture Exchange on May 9, 2007

During the current period ended March 31, 2008:

Ultra received new exploration results from its Gwyn Lake gold property. The Gwyn Lake gold property is host to greenstone belt-style gold mineralization located within banded iron formations.

The exploration program included cutting a 5.2-kilometre-long access road, more than 8,000 square metres of stripping and litho-geochemical sampling. The new access road cuts across the geological structure and during the cutting of this new road 15 new locations and showings with potential to contain gold mineralization were uncovered and stripped. Showings include one or multiple banded iron formations and quartz veins and stringers with disseminated sulphidic mineralization.

The newly discovered showings lie within and/or to the north of the previously located banded iron formation zones. The banded iron formations are exposed along strike for up to several hundred metres long and 0.5 to 2.5 metres wide. Most contain visible sulphidic mineralization and locally small lenses

Gwyn Lake Gold Property –Ontario - (Cont'd)

of massive sulphide. Some newly found occurrences lie on strike to the previously identified gold showings named Delbridge, Blacksmith, Orion and Dominion.

The 2007 sampling program included continuous channel, chip and grab samples from the banded iron formation, shear zones and veins. Samples were sent to Accurassay Laboratories in Thunder Bay and results include those shown in the table.

Showing No.	Au (ppb)	Ag (ppm)	True width (m)	Sample type
2	1937	<2		Grab
2	536	<2		Grab
4	710	5.06		Grab
4	295	2.26	0.4	CCH
8	5140	9.59		Grab
8	1298	<2	0.5	CCH
11	<5	228.6	0.75	CCH
12	7370	1.5	0.05	CH
12	3570	0.8	0.5	CCH
12	2752	<2	0.9	CCH
12	2232	<2	1.3	CCH
12	1943	<2	0.85	CCH
12	1797	<2	0.83	CCH
12	1698	<2	0.2	CCH
12	1338	<2	1.2	CCH
12	1337	<2	0.55	CCH
12	1207	<2	0.75	CCH

Based on work to date, showing No. 12 has the best potential to contain notable gold mineralization. It appears to be an extension of the historical Dominion zone that is exposed a few hundred metres to the west-southwest.

Future work on the Gwyn Lake gold property will include additional stripping and sampling at regular intervals across the banded iron formations, geological mapping, prospecting for mineralized outcrops and further structural, mineralogical and petrologic studies. Special attention will be paid to the southernmost in the showing No. 12, where further stripping and detailed sampling will be conducted.

The Beardmore-Geraldton gold belt is well known for its extensive mining history, with 19 previously operated gold mines in the area having reportedly produced over four million ounces of gold. Extensive exploration activity is currently taking place in the broader area of the Gwyn Lake gold property.

During the three months ended March 31, 2008, exploration expenditures on the property amounted to $82,400 (2007: $Nil). Total exploration expenditures as at March 31, 2008, amounted to $303,324 and acquisition cost $88,350 for total expenditures on the property to date of $391,674.

East Dog River Property – Ontario

HISTORICAL

In November 2001, Ultra entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by Ultra's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion. The East Dog River Property consists of 8 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

Ultra intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

Ultra earned a 100% interest in the East Dog River Claims by paying $5,000 and the issuance of 30,000 common shares of Ultra at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

During fiscal 2006, all expenditures on the property amounting to $32,886 were written- down to $1. During the year ended December 31, 2007 the $1 was written-off.

Mirage Lake Property– Ontario

HISTORICAL

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 2 claims and is 2.88 square km in size or approximately 288 hectares. Access is excellent.

Ultra earned a 100% interest in the Mirage Lake Claims by paying $5,000 and the issuance of 30,000 common shares of Ultra at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

During the year ended December 31, 2007, there were no exploration expenditures on the property. As at December 31, 2007, all expenditures on the property amounting to $42,657 were written off.

Property Investigation Cost

The Company is pursuing opportunities to acquire exploration and development rights to potential uranium properties located in Bulgaria and Czech Republic. The Company has signed a finder's agreement with a private company and has paid an advance of $100,000 which will be either refunded or applied against future finders' fees. The finder's fee agreement is subject to regulatory approval. During the year ended December 31, 2007, the Company incurred a total of $162,502 for geological consulting expenses and license application fees.

During the current period Ultra incurred expenditures of $23,568 These expenditures are being expensed as incurred.

Exploration Expenditures

The following schedule presents exploration expenditures incurred by Ultra during the three months ended March 31, 2008 and the years ended December 31, 2007 and 2006.

	Balance December 31, 2006	Additions	Balance December 31, 2007	Additions	Balance March 31, 2008
Kalnica-Selec Claims					
Acquisition costs					
Cash	$ 7,091	$ 3,580	$ 10,671	$ -	$ 10,671
Account payable-fee	75,000	-	75,000	-	75,000
	82,091	3,580	85,671	-	85,671
Deferred exploration costs					
Field costs	142,100	35,496	177,596	-	177,596
Geological consulting	38,674	112,616	151,290	3,200	154,490
	180,774	148,112	328,886	3,200	332,086
	262,865	151,692	414,557	3,200	417,757
Orbit Lake Property					
Acquisition Costs					
Cash	-	50,000	50,000	-	50,000
Shares	-	41,250	41,250	-	41,250
	-	91,250	91,250	-	91,250
Deferred exploration costs					
Geological survey /sampling	-	251,986	251,986	13,639	265,625
	-	251,986	251,986	13,639	265,625
	-	343,236	343,236	13,639	356,875
Buck Lake Claims					
Acquisition costs					
Cash	140,000	-	140,000	-	140,000
Shares	49,000	139,200	188,200	-	188,200
Consulting – cash	100,000	-	100,000	-	100,000
Option receipts – shares	(23,000)	-	(23,000)	-	(23,000)
	266,000	139,200	405,200	-	405,200

Deferred exploration costs					
Assays	45,115	-	45,115	-	45,115
Equipment rental	73,330	-	73,330	-	73,330
Field costs	608,063	-	608,063	-	608,063
Geological consulting	99,383	-	99,383	-	99,383
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	50,045	-	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	930,800	-	930,800	-	930,800
	1,196,800	**139,200**	**1,336,000**	-	**1,336,000**
Gwyn Lake Claims					
Acquisition Costs					
Cash	10,000	10,000	20,000	-	20,000
Shares	16,350	52,000	68,350	-	68,350
	26,350	62,000	88,350	-	88,350

	Balance December 31, 2006	Additions	Balance December 31, 2007	Additions	Balance March 31, 2008
Deferred exploration costs					
Assays	1,685	-	1,685	-	1,685
Field costs	6,283	101,973	108,256	-	108,256
Geological consulting	91,213	19,200	110,413	82,400	192,813
Reporting	570	-	570	-	570
	99,751	121,173	220,924	82,400	303,324
	126,101	**183,173**	**309,274**	**82,400**	**391,674**
Mirage Lake Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	-
Shares	7,500	-	7,500	-	-
Less Impairment		(12,500)	(12,500)	-	-
	12,500	(12,500)	-	-	-
Deferred exploration costs					
Assays	485	-	485	-	-
Field costs	12,326	-	12,326	-	-
Geological consulting	16,296	-	16,296	-	-
Reporting	1,050	-	1,050	-	-
Less Impairment		(30,157)	(30,157)	-	-
	30,157	-	30,157	-	-
	42,657	**(42,657)**	-	-	-
East Dog River Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	-
Shares	7,500	-	7,500	-	-
Less: Impairment	(12,499)	(1)	(12,500)	-	-
	1	-	-	-	-

Deferred exploration costs					
Assays	24	-	24	-	-
Field costs	6,763	-	6,763	-	-
Geological consulting	13,487	-	13,487	-	-
Reporting	113	-	113	-	-
	20,387	-	20,387	-	-
Less: Impairment	(20,387)	-	(20,387)	-	-
	-	-	-	-	-
	1	(1)	-	-	-
	$ 1,628,424	$ 774,643	$ 2,403,067	$ 99,239	$ 2,502,306

SELECTED FINANCIAL INFORMATION

The following table presents selected consolidated financial information for the three months ended March 31, 2008 and 2007 and the years ended December 31, 2007, 2006 and 2005.

	Three months ended March 31, 2008	Three months ended March 31, 2007	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(253,475)	(624,619)	(2,680,575)	(885,144)	(387,990)*
Basic and diluted loss per share	(0.01)	(0.06)	(0.16)	(0.11)	(0.03)
Total assets	4,968,801	6,531,714	5,338,972	2,100,355	1,538,543

* The financial statements for the year ended December 31, 2005 were restated to reflect an adjustment to the amount recognized for resource property costs and general and administrative expenses relating to the year ended December 31, 2005 due to unrecorded liabilities totalling $52,352.

RESULTS OF OPERATIONS

Three-months ended March 31, 2008

Ultra incurred a net loss of $253,475 for the three months ended March 31, 2008, as compared to a net loss of $624,619 for the comparable period in 2007. The decrease in net loss of $371,144 was mainly due to non-cash compensation expenses of $384,981; professional fees of $44,739; filing fees of $16,436 and travel and promotion of $18,892 with corresponding increases in Office services and expenses of $59,465 due to increased activity in maintaining corporate matters and expanding office staff; property investigation cost increased by $23,568 due to increased activity in expanding Ultra's property portfolios; trade and conferences by $8,165 due to attendance at trade shows, PDAC conference and in keeping shareholders informed of company matters rent increased by $6,658 due to relocating to new premises and an increase in interest revenue of $3,772 due to funds invested with the balance of the increase in expenses totalling $180 spread over the remainder of the expenditures.

RESULTS OF OPERATIONS – (Cont'd)

Year ended December 31, 2007

Ultra incurred a net loss of $2,680,575 for the year ended December 31, 2007, as compared to a net loss of $885,144 for the comparable period in 2006. The increase in net loss of $1,795,431 was mainly due to a non-cash compensation charge of $976,710. Ultra recorded non-cash compensation expense of $1,388,697 (2006: $411,987), which represents the estimated fair value of stock options granted during the period, consulting fees increased by $94,084 and property investigation costs increased by $262,504 due to increased activity in expanding Ultra's property portfolios and on corporate matters, travel and promotion increased by $174,349, investor relations increased by $155,642 and trade and conferences increased by $30,705 due to attendance at trade shows, PDAC conference and in keeping shareholders informed of company matters, legal fees increased by $96,486 due to renegotiating property agreements and arranging corporate financing, accounting and audit fees increased by $36,248 mainly due to audit fees and management fees increased by $12,019 with increases in Mineral property write-off's of $9,772 and an unrealized loss on marketable securities of $13,500. Interest income increased by $101,667 due to funds invested with the balance of the increase of $34,989 spread over the remainder of the expenses.

REVENUE

Ultra does not have any source of revenue. Ultra uses equity financing and advances from related parties to support its operations.

EXPENSE

The following table, excluding other items, identifies the changes in general and administrative expenditures for the three-months ended March 31, 2008 and 2007 and the years ended December 31, 2007, 2006 and 2005:

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
MARCH 31, 2008

	Three-months ended March 31, 2008	Three-months ended March 31, 2007	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
		$	$	$	$
Accounting, audit and legal	7,570	52,309	279,189	146,455	117,218
Increase (decrease) *	(85.53)	-	90.63	24.94	(0.55)
Amortization	734	545	2,788	2,520	3,249
Increase (decrease) *	34.68	-	10.63	(22.43)	(22.70)
Investor relations	24,000	18,000	155,642	-	-
Increase (decrease) *	33.33	-	100.00		
Interest	2,251	5,768	35,374	31,577	69,183
Increase (decrease) *	(60.97)	-	12.02	(54.36)	3.61
Consulting fees	40,000	39,267	175,834	81,750	72,000
Increase (decrease) *	1.87	-	115.09	13.54	100.00
Filing fees	9,798	26,234	19,107	13,063	6,395
Increase (decrease) *	(62.65)	-	46.26	104.27	(59.98)
Management fees	7,500	7,500	42,019	30,000	30,000
Increase (decrease) *	-	-	40.06		
Office services and expenses	68,584	9,119	135,034	67,840	20,056
Increase (decrease) *	652.10	-	97.57	238.25	(58.64)
Travel and promotion	35,365	54,257	183,089	8,740	5,031
Increase (decrease) *	(34.82)	-	1,994.84	73.72	(67.28)
Property investigation costs	23,568	-	262,504	-	-
Increase (decrease) *	100.00	-	100.00		
Rent	17,158	10,500	44,900	42,000	42,000
Increase (decrease) *	63.40	-	6.90		
Shareholder communications fees	8,035	6,411	32,616	25,994	14,865
Increase (decrease) *	25.33	-	25.48	74.87	471.07
Stock-based compensation	-	384,981	1,388,697	411,987	-
Increase (decrease) *	(100.00)	-	237.07	N/A	N/A
Transfer agent	1,064	6,273	9,697	8,959	4,683
Increase (decrease) *	(83.04)	-	8.24	91.31	(30.36)
Trade show and conference	11,620	3,455	30,705	-	-
Increase (decrease) *	236.32	-	100.00		

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for the last eight quarters:

	Years ended December 31,							
	2008	2007				2006		
	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(253,475)	(624,619)	(426,071)	(364,487)	(1,265,398)	(197,261)	(72,696)	(535,060)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.13)	(0.01)	(0.00)	(0.08)

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2008, Ultra had a working capital of $2,061,336 (2007: $4,311,327).

Management anticipates the raising of additional funding through sale of its securities to enable Ultra to fund ongoing operations.

At March 31, 2008, Ultra held cash on hand of $2,207,103 (2007: $4,239,943) and liabilities totalled $394,013 (2007: $404,583).

Ultra does not have any off-balance sheet arrangements.

SHARE CAPITAL

(a) Authorized:

Effective May 11, 2007, Ultra's authorized share capital was changed to unlimited common shares without par value.

(b) Issued:

		Number		Amount
Balance, December 31, 2004		23,318,311	$	6,491,622
Issued for resource properties	- at $0.07	100,000		7,000
Balance, December 31, 2005		23,418,311	$	6,498,622
Issued for resource properties	- at $0.117	150,000		11,250
Shares returned to treasury (escrow)		(250,000)		(7,500)
Sub-total		**23,318,311**		**6,502,372**
Post consolidated share capital balance May 11, 2006 on 1:5 basis		**4,663,664**	**$**	**6,502,372**
Issued for cash				
Pursuant to private placements	- at $0.25	7,620,000		1,905,000
Pursuant to exercise of options	- at $0.40	10,000		4,000
Share issue costs		-		(182,718)
Balance, December 31 2006		12,293,664	$	8,228,654
Issued for cash				
Pursuant to private placements	- at $0.25	2,720,000		680,000
Pursuant to private placements	- at $1.20	3,000,000		3,600,000
Pursuant to exercise of warrants	- at $0.335	2,671,000		894,784
Pursuant to exercise of options	- at $0.40	466,300		186,520
Issued for resource properties	- at $0.87	160,000		139,200
Issued for resource properties	- at $0.65	80,000		52,000
Issued for resource properties	- at $0.55	75,000		41,250
Issued for finders fees	- at $1.20	82,499		98,999
Share issue costs		-		(507,424)
Transfer from contributed surplus on exercise of share purchase options		-		166,505
Recovery of future income tax asset		-		(40,300)
Balance, December 31, 2007 and March 31, 2008		21,548,463	$	13,540,188

Year Ended December 31, 2007

i) On January 2, 2007, the Company issued 800,000 units at $0.25 per unit for total proceeds of $200,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $0.325 per share, expiring January 2, 2009. An additional 1,920,000 units were issued at $0.25 per unit of which 120,000 included flow-through shares, for total proceeds of $480,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $0.335 per share, expiring January 2, 2009.

ii) On February 1, 2007, the Company issued 3,000,000 units at $1.20 per unit for total proceeds of $3,600,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $1.80 per share, expiring February 1, 2009, subject to an accelerated expiry clause.

Finders' fees related to the above includes cash of $357,810, the issuance of 82,499 units with the same terms as the February 1, 2007 private placement and 125,833 share purchase warrants. Each of the finder units is valued at $1.20 per unit or $98,998, the fair value of the units. Each of the 125,833 share purchase warrants entitles the holder thereof to purchase an additional common share for $1.45 per share expiring February 1, 2009.

The fair value of the agents' warrants (208,332) of $50,616 was determined using the Black-Scholes model with the following assumptions:

		2007
Weighted average fair value of warrants issued	$	0.76
Expected dividend yield		0 %
Expected volatility		196.67%
Risk-free interest rate		4.10%
Expected term in years		2 years

Year Ended December 31, 2006

On June 8, 2006, the Company issued 5,220,000 units at $0.25 per unit of which 100,000 included flow-through shares for total proceeds of $1,305,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $0.335 per share, expiring June 8, 2008. As at December 31, 2006, share subscription of $100,000 was receivable and was received during the year ended December 31, 2007.

On October 27, 2006, the Company issued 2,000,000 units at $0.25 per unit of which 400,000 included flow-through shares, for total proceeds of $500,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $0.335 per share, expiring October 27, 2008.

On November 15, 2006, the Company issued 400,000 units at $0.25 per unit for total proceeds of $100,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder thereof to purchase an additional common share at $0.325 per share, expiring November 15, 2008.

Proceeds from the sale of units are all allocated to share capital and none to warrants.

Commitments:

i) Stock-based Compensation Plan

The company has a stock option plan whereby the maximum number of share reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The maximum number of common shares reserved for issue to any one person under the plan cannot exceed 5% of the issued and outstanding number of common shares at the date of grant and the maximum number of common shares reserved for issue to a consultant or a person engaged in investor relations activities cannot exceed 2% of the issued and outstanding number of common shares at the date of grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX). Options may be granted for a maximum term of five years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company. Unless otherwise stated, share purchase options vest when granted. The value was determined using the Black-Scholes model.

A summary of the status of the stock option plan as of March 31, 2008, and March 31, 2007 and the changes during the period then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, March 31, 2007	1,568,996	$0.87
Exercised	(10,000)	$0.40
Options exercisable and outstanding, December 31, 2007 and March 31, 2008	1,558,996	$0.83

At March 31, 2008, the Company had outstanding stock options, entitling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
712,066	$0.40	October 30, 2008
846,930	$1.20	January 10, 2009
1,558,996		

The weighted average life remaining for share purchase options outstanding as at March 31, 2008 is 0.83 years (2007: 1.67 years). During the year ended December 31, 2007, stock-based compensation expense of $1,388,697 (2006: $411,987) was recorded. The value was determined using the Black-Scholes valuation model with the following assumptions:

Stock-based Compensation Plan – (cont'd)

The fair value of the stock options is determined using the Black-Scholes option pricing model. During the three months ended March 31, 2008 no options were granted. For the period ended March 31, 2007, the Company recorded a non-cash compensation charge of $384,981 upon the issuance of 1,046,930 stock options.

The fair value of share options for the period ended March 31, 2007 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2008	2007
Risk-free rate	-	4.42%
Dividend yield	-	-
Expected volatility	-	149.28%
Weighted average life remaining for stock options outstanding		2 years
Weighted average fair value per option of options granted	$ -	$ 0.37

ii) Share Purchase Warrants

	Number	Weighted Average Exercise Price
Balance, beginning of period	7,620,000	$0.33
Issued	5,928,332	$1.12
Exercised	(2,671,000)	$0.33
Balance, end of period	10,877,332	$0.76

Details of share purchase warrants outstanding at March 31, 2008, are as follows:

Number of Shares	Exercise Price	Expiry Date
2,549,000	$0.335	June 8, 2008
2,000,000	$0.335	October 27, 2008
400,000	$0.325	November 15, 2008
1,920,000	$0.335	January 2, 2009
800,000	$0.325	January 2, 2009
3,082,499	$1.80	February 1, 2009*
125,833	$1.45	February 1, 2009
10,877,332		

* During the current period, the exercise price of 3,000,000 share purchase warrants was amended to $0.36 per share subject to TSX Venture Exchange approval.

RELATED PARTY TRANSACTIONS

Ultra was charged the following amounts by directors of Ultra or companies with directors in common:

	Three months ended March 31, 2008	2007
Consulting	$ 9,000	$ 9,000
Promotion and travel	7,460	6,478
Office services and expenses	559	274
	$ 17,019	$ 15,752

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At March 31, 2007, marketable securities include $16,500 (2007: $6,000) in shares of companies with common directors.

At March 31, 2008, amounts due to related parties of $13,246 (2007: $34,137) are due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to the company.

RISKS AND UNCERTAINTIES

Ultra competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing Ultra include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

Ultra plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. Ultra's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. Ultra is in the process of developing plans to raise capital.

OUTSTANDING SHARE DATA

As at May 30, 2008 Ultra had an authorized share capital of unlimited common shares without a par value. Shares outstanding as at May 30, 2008 totalled 21,548,463 shares, granted options to directors and employees totalling 1,558,996 shares at a weighted average exercise price of $0.83 per share and had 10,877,332 warrants outstanding at a weighted average exercise price of $0.76 per share.

COMMITMENTS

By an agreement dated December 14, 2007, Ultra agreed to pay $6,828 per month for a minimum of eighteen months for office premises.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by Ultra is accumulated and communicated to Ultra's management as appropriate to allow timely decisions regarding required disclosure. Ultra's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the year end filings, that Ultra's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to Ultra, is made known to them by others within those entities. It should be noted that while Ultra's Chief Executive Officer and Chief Financial Officer believe that Ultra's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ACCOUNTING CHANGES

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Recently Released Canadian Accounting Standards

There are three new CICA accounting standards that have been issued but not yet adopted by the Ultra. These three standards will be effective for Ultra on January 1, 2008. Ultra is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

CHANGES IN ACCOUNTING POLICY

On January 1, 2007, Ultra adopted CICA Handbook Sections 1530, "Comprehensive Income", Section 3251, "Equity", Section 3855, "Financial Instruments – Recognition and Measurement" and Section 3861, "Financial Instruments – Disclosure and Presentation". Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in operations.

Under adoption of these new standards, Ultra designated its cash and cash equivalents and marketable securities as held-for-trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and loans payable are classified as other financial liabilities, which are measured at amortized cost.

Upon adoption of these Handbook Sections, the opening balance of deficit was reduced by $24,000 to recognize the fair value of marketable securities at January 1, 2007.

Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for Ultra's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has

complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (IFRS) as at January 1, 2011.

Ultra is currently assessing the impact of these new accounting standards on its financial statements.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

#82-1669

RECEIVED

2008 AUG 29 A 11:04

ULTRA URANIUM CORP.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Raymond W. Roland, President and Chief Executive Officer for **Ultra Uranium Corp**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A, (together the "Interim Filings") of **Ultra Uranium Corp.** (the "Issuer") for the interim period ending **March 31, 2008.**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: May 30, 2008.

"Raymond W. Roland"
Raymond W. Roland
President & CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

#82-1669

ULTRA URANIUM CORP.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Raymond W. Roland, Chief Financial Officer for **Ultra Uranium Corp.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A, (together the "Interim Filings") of **Ultra Uranium Corp.** (the "Issuer") for the interim period ending **March 31, 2008**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: May 30, 2008.

"Raymond W. Roland"
Raymond W. Roland
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

#82-1669

ULTRA URANIUM CORP

Trading Symbol: **ULU**
May 27, 2008
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
ray@ultrauranium.com

CRACKINGSTONE, URANIUM CITY, SASKATCHEWAN DRILLING ENCOUNTERED UP TO 24 METERS RADIOACTIVE MINERALIZATION

Ultra Uranium Corp. ("Ultra") (**TSX.V-ULU**) has been advised of 10 diamond drill holes totaling 1663.4 meters have been completed, on the Crackingstone property west of Uranium City, Northern Saskatchewan.

All holes have reportedly intersected radioactive mineralization over variable widths. Eight holes tested a 600 meter strike length of a 2 km long conductor starting from Beck 94 showing. Drilling is located in the north of claim S-108022 (Crackingstone). Hole-depths range from 90.5 meters to 285.3 meters. Uranium mineralization intersected in the drilling is very similar to that observed at Beck 94 during the 2007 surface sampling program. A representative grab sample collected from Beck 94 during the 2007 sampling program assayed 1.24% U3O8.

Multiple zones of radioactive mineralization have been encountered in all drill holes. Yellow staining is frequently noted in the core, associated with radioactive mineralization. Uranium mineralization is usually contained in fractured and sheared, altered, hematized, chloritized and carbonatized sedimentary, and felsic intrusive rocks, and sometimes in pegmatitic rocks. Graphite, biotite and sulphide mineralization have also been noted in the radioactive mineralized zones. The mineralized widths vary from 0.1 meters up to 24 meters.

Several known uranium showings are located further north, east and west of this conductor. The Beck 48 (the "Adit") showing is located 500 meters north of the present drilling. A grab sample taken in 2006 from this Adit returned an assay of 7.72% U3O8. The remaining drill program will continue testing the conductor northward for an additional 900 meters. These drill holes will test the intersection points of four additional cross-structures along strike. High radon gas anomalies were detected along this conductor in proximity to these cross-structures. The Cinch Uranium Mine is located at the intersection point of the Black Bay Fault with the Crackingstone Fault. Beck 94 appears to be located at the intersection point of the NE striking Boom Lake Fault with the Crackingstone Fault (south splay cross fault). Uranium mineralization has also been intersected in holes C9 and C10 which are located at and on a cross-structure (65,350 + cps reading in 2007 sampling). At least three more holes are proposed on this cross-structure. The 2006-2007 winter geophysical survey identified a total of 25 conductors on this claim. Many of these conductors are coincident with known uranium occurrences and many of these conductors have not been drill tested.

The program is about 55% completed. Another 10 additional holes are planned to test the northerly extension of the conductor.

This news release was reviewed and approved for technical disclosure by Raymond A. Bernatchez, P.Eng., Consulting Geologist, an independent qualified person under NI 43-101.

Ultra has an option to acquire a 65% interest in the Orbit Uranium Project, which adjoins the Crackingstone Uranium Project. To earn a 65% interest in the Orbit Uranium Project, Ultra must pay International Montoro Resources ("Montoro") (TSX.V-IMT) and Belmont Resources Inc. ("Belmont") (TSX.V-BEA) a total of $150,000 cash, issue 175,000 common shares and complete $2 million in exploration expenditures over three years. Exploration expenditures of a minimum $300,000 required in the first year have been incurred. Upon Ultra earning a 65% interest in the Orbit Uranium Project, it will have the right to acquire a 65% interest in the Crackingstone Uranium Project. By either incurring three times the amount of exploration and development expenditures incurred by Montoro and Belmont within four years or incur a combination of exploration and development expenses and payments in shares and/or cash at Ultra's option. Ultra's right to earn into the Crackingstone Uranium Project is exercisable for a period of one year after the latest date for Ultra to earn its interest in the Orbit Uranium Project.

Ultra holds 100% interests in the Kalnica-Selec uranium project in Slovakia, as well as the Buck Lake Platinum, Palladium, Nickel and Copper project and Gwyn Lake gold project in Northern Ontario.

Ultra's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on Ultra Uranium Corp. can be accessed at www.ultrauranium.com.

ULTRA URANIUM CORP.

Per: *"Raymond W. Roland"*
Raymond W. Roland
President

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Raymond Roland, President
Ultra Uranium Corp.
605 – 889 West Pender Street
Vancouver, BC V6C 3B2
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
ray@ultrauranium.com
www.ultrauranium.com

#82-1669

ULTRA URANIUM CORP

Trading Symbol: **ULU**
June 5, 2008
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
ray@ultrauranium.com

NEWS RELEASE

Ultra Uranium Corp. ("Ultra") (**TSX.V-ULU**) is pleased to announce that at its 2008 Annual General Meeting held on May 30, 2008, Raymond Roland, Douglas B. Brooks, Kirk Shaw and Stephen Kenwood were re-elected as Directors of the Company. Mr. Roland is continuing as the Company's President.

Ultra's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on Ultra Uranium Corp. can be accessed at www.ultrauranium.com.

ULTRA URANIUM CORP.

"Raymond W. Roland"
Per: ____________________
Raymond W. Roland
President

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Raymond Roland, President
Ultra Uranium Corp.
605 – 889 West Pender Street
Vancouver, BC V6C 3B2
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
ray@ultrauranium.com
www.ultrauranium.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ultra Uranium Corp. (the "Issuer")
889 West Pender Street, Suite 605
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

June 5, 2008

Item 3. **News Release**

News Release dated June 5, 2008 and disseminated to the British Columbia Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the re-election of the Directors and Officers at its Annual General Meeting held on May 30, 2008.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that at its 2008 Annual General Meeting held on May 30, 2008, Raymond Roland, Douglas B. Brooks, Kirk Shaw and Stephen Kenwood were re-elected as Directors of the Issuer. Mr. Roland is continuing as the Issuer's President.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 13th day of June, 2008.

"Raymond Roland"
Raymond Roland, President

#82-1669

FORM 51-102F3

RECEIVED

2008 JUN 20 A 11:05

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ultra Uranium Corp. (the "Issuer")
889 West Pender Street, Suite 605
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

May 27, 2008

Item 3. **News Release**

News Release dated May 27, 2008 and disseminated to The NewsWire.ca, British Columbia Securities Commission and Alberta Securities Commission.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer reports on the completion of 10 diamond drill holes on the Crackingstone property west of Uranium City, Northern Saskatchewan.

Item 5. **Full Description of Material Change**

The Issuer has been advised of the completion of 10 diamond drill holes totaling 1663.4 meters, on the Crackingstone property west of Uranium City, Northern Saskatchewan.

All holes have reportedly intersected radioactive mineralization over variable widths. Eight holes tested a 600 meter strike length of a 2 km long conductor starting from Beck 94 showing. Drilling is located in the north of claim S-108022 (Crackingstone). Hole-depths range from 90.5 meters to 285.3 meters. Uranium mineralization intersected in the drilling is very similar to that observed at Beck 94 during the 2007 surface sampling program. A representative grab sample collected from Beck 94 during the 2007 sampling program assayed 1.24% U_3O_8.

Multiple zones of radioactive mineralization have been encountered in all drill holes. Yellow staining is frequently noted in the core, associated with radioactive mineralization. Uranium mineralization is usually contained in fractured and sheared, altered, hematized, chloritized and carbonatized sedimentary, and felsic

intrusive rocks, and sometimes in pegmatitic rocks. Graphite, biotite and sulphide mineralization have also been noted in the radioactive mineralized zones. The mineralized widths vary from 0.1 meters up to 24 meters.

Several known uranium showings are located further north, east and west of this conductor. The Beck 48 (the "Adit") showing is located 500 meters north of the present drilling. A grab sample taken in 2006 from this Adit returned an assay of 7.72% U3O8. The remaining drill program will continue testing the conductor northward for an additional 900 meters. These drill holes will test the intersection points of four additional cross-structures along strike. High radon gas anomalies were detected along this conductor in proximity to these cross-structures. The Cinch Uranium Mine is located at the intersection point of the Black Bay Fault with the Crackingstone Fault. Beck 94 appears to be located at the intersection point of the NE striking Boom Lake Fault with the Crackingstone Fault (south splay cross fault). Uranium mineralization has also been intersected in holes C9 and C10 which are located at and on a cross-structure (65,350 + cps reading in 2007 sampling). At least three more holes are proposed on this cross-structure. The 2006-2007 winter geophysical survey identified a total of 25 conductors on this claim. Many of these conductors are coincident with known uranium occurrences and many of these conductors have not been drill tested.

The program is about 55% completed. Another 10 additional holes are planned to test the northerly extension of the conductor.

This news release was reviewed and approved for technical disclosure by Raymond A. Bernatchez, P.Eng., Consulting Geologist, an independent qualified person under NI 43-101.

The Issuer has an option to acquire a 65% interest in the Orbit Uranium Project, which adjoins the Crackingstone Uranium Project. To earn a 65% interest in the Orbit Uranium Project, the Issuer must pay International Montoro Resources ("Montoro") (TSX.V-IMT) and Belmont Resources Inc. ("Belmont") (TSX.V-BEA) a total of $150,000 cash, issue 175,000 common shares and complete $2 million in exploration expenditures over three years. Exploration expenditures of a minimum $300,000 required in the first year have been incurred. Upon the Issuer earning a 65% interest in the Orbit Uranium Project, it will have the right to acquire a 65% interest in the Crackingstone Uranium Project. By either incurring three times the amount of exploration and development expenditures incurred by Montoro and Belmont within four years or incur a combination of exploration and development expenses and payments in shares and/or cash at the Issuer's option. The Issuer's right to earn into the Crackingstone Uranium Project is exercisable for a period of one year after the latest date for the Issuer to earn its interest in the Orbit Uranium Project.

The Issuer holds 100% interests in the Kalnica-Selec uranium project in Slovakia, as well as the Buck Lake Platinum, Palladium, Nickel and Copper project and Gwyn Lake gold project in Northern Ontario.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 3rd day of June, 2008.

"Raymond Roland"
Raymond Roland, President

END